Exhibit 99.1

Brookfield
Brookfield Renewable Corporation
2019 RECAST CONSOLIDATED AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Renewable Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Corporation (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Change in Reporting Entity

As discussed in Note 1(b) and (c) to the consolidated financial statements, the Company under the pooling of interest method has retrospectively presented the common control transactions which resulted in the acquisition of the United States, Colombian, and Brazilian Operations of Brookfield Renewable Partners L.P. and the acquisition of TerraForm Power, which occurred on July 30, 2020 and July 31, 2020 respectively.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for Leases in 2019 due to the adoption of IFRS 16, Leases. As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for Revenue and Financial Instruments in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2020.

Toronto, Canada

November 20, 2020

BROOKFIELD RENEWABLE CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	December 31, 2019	December 31, 2018	January 1, 2018
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Assets
Current assets
Cash and cash equivalents	18	$304	$342	$262
Restricted cash	19	161	125	141
Trade receivables and other current assets	20	675	619	536
Financial instrument assets	5	41	23	22
Due from related parties	26	182	281	178

		1,363	1,390	1,139
Financial instrument assets	5	59	102	96
Equity-accounted investments	17	360	304	185
Property, plant and equipment, at fair value	11	32,647	30,421	24,660
Intangible assets	12	241	261	13
Goodwill	15	949	948	901
Deferred income tax assets	10	4	2	—
Other long-term assets	21	134	204	185

		$35,757	$33,632	$27,179

Liabilities
Current liabilities
Accounts payable and accrued liabilities	22	$443	$444	$380
Financial instrument liabilities	5	125	128	115
Due to related parties	26	201	107	65
Non-recourse borrowings	13	605	1,058	634
Provisions		50	68	35

		1,424	1,805	1,229
Financial instrument liabilities	5	444	479	465
Non-recourse borrowings	13	11,353	10,314	8,789
Due to related parties	26	2	—	100
Deferred income tax liabilities	10	3,590	3,212	2,440
Decommissioning liabilities	23	442	341	303
Provisions		83	147	137
Other long-term liabilities	24	545	110	105
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	10,258	9,666	6,870
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	14	268	273	240
Brookfield Renewable		7,348	7,285	6,501

		17,874	17,224	13,611

		$35,757	$33,632	$27,179

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

/s/ Patricia Zuccotti	/s/ David Mann
Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Revenues	26	$3,226	$2,979	$2,182
Other income		79	41	27
Direct operating costs	7	(1,053)	(1,053)	(877)
Management service costs	26	(109)	(71)	(63)
Interest expense	13	(701)	(670)	(490)
Share of earnings from equity-accounted investments	17	12	17	5
Foreign exchange and financial instrument gain (loss)	5	5	57	(52)
Depreciation	11	(983)	(862)	(625)
Other	8	(197)	(172)	(4)
Income tax recovery (expense)
Current	10	(64)	(28)	(38)
Deferred	10	(3)	340	(58)

		(67)	312	(96)

Net income		$212	$578	$7

Net income attributable to:
Non-controlling interests
Participating non-controlling interest – in operating subsidiaries	14	$36	$502	$13
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	14	11	4	—
Brookfield Renewable		165	72	(6)

		$212	$578	$7

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Net income		$212	$578	$7
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	11	1,921	4,608	1,208
Actuarial loss (gain) on defined benefit plans		(8)	6	(1)
Deferred income taxes on above items	10	(388)	(1,037)	253
Equity-accounted investments	17	51	97	56

Total items that will not be reclassified to net income		1,576	3,674	1,516
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation	9	(138)	(664)	(2)
Losses arising during the period on financial instruments designated as cash-flow hedges	5	(7)	(16)	(9)
Unrealized gain on foreign exchange swaps net investment hedge	5	14	15	—
Reclassification adjustments for amounts recognized in net income	5	(3)	20	(16)
Deferred income taxes on above items	10	5	(2)	5

Total items that may be reclassified subsequently to net income		(129)	(647)	(22)

Other comprehensive income		1,447	3,027	1,494

Comprehensive income		$1,659	$3,605	$1,501

Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interest – in operating subsidiaries	14	$948	$2,658	$382
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	14	31	40	12
Brookfield Renewable		680	907	1,107

		$1,659	$3,605	$1,501

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1)..

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Participating non- controlling interests – in	Participating non-controlling interests – in	Total equity
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield Renewable	Foreign currency translation	Revaluation surplus	Other	Total Brookfield Renewable	a holding subsidiary held by Brookfield Renewable	operating subsidiaries
Balance, as at December 31, 2018 (as adjusted(1))	$1,901	$(881)	$6,274	$(9)	$7,285	$273	$9,666	$17,224
Net income	165	—	—	—	165	11	36	212
Other comprehensive income	—	(72)	579	8	515	20	912	1,447
Capital contributions	—	—	—	—	—	—	294	294
Dividends declared, return of capital and preferred share redemption	(609)	—	—	—	(609)	(37)	(673)	(1,319)
Other	(5)	(3)	—	—	(8)	1	23	16

Change in period	(449)	(75)	579	8	63	(5)	592	650

Balance, as at December 31, 2019 (as adjusted(1))	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874

Balance, as at December 31, 2017 (as adjusted(1))	$1,950	$(566)	$5,130	$(13)	$6,501	$240	$6,870	$13,611
Net income	72	—	—	—	72	4	502	578
Other comprehensive income	—	(315)	1,146	4	835	36	2,156	3,027
Capital contributions	355	—	—	—	355	—	650	1,005
Dividends declared and return of capital	(469)	—	—	—	(469)	(24)	(509)	(1,002)
Other	(7)	—	(2)	—	(9)	17	(3)	5

Change in period	(49)	(315)	1,144	4	784	33	2,796	3,613

Balance, as at December 31, 2018 (as adjusted(1))	$1,901	$(881)	$6,274	$(9)	$7,285	$273	$9,666	$17,224

Balance, as at December 31, 2016	$2,097	$(552)	$4,004	$(6)	$5,543	$245	$5,251	$11,039
Net income	(6)	—	—	—	(6)	—	13	7
Other comprehensive income	—	(14)	1,134	(7)	1,113	12	369	1,494
Acquisition	—	—	—	—	—	—	1,546	1,546
Capital contributions	105	—	—	—	105	—	60	165
Dividends declared and return of capital	(255)	—	—	—	(255)	(14)	(369)	(638)
Other	9	—	(8)	—	1	(3)	—	(2)

Change in period	(147)	(14)	1,126	(7)	958	(5)	1,619	2,572

Balance, as at December 31, 2017 (as adjusted(1))	$1,950	$(566)	$5,130	$(13)	$6,501	$240	$6,870	$13,611

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
		as adjusted(1)	as adjusted(1)	as adjusted(1)
Operating Activities
Net income		$212	$578	$7
Adjustments for the following non-cash items:
Depreciation	11	983	862	625
Unrealized financial instrument loss (gain)	5	12	(66)	50
Share of earnings from equity-accounted investments	17	(12)	(17)	(5)
Deferred income tax (recovery) expense	10	3	(340)	58
Other non-cash items		109	118	(1)
Dividends received from equity-accounted investments	17	7	3	4
Changes in due to or from related parties		66	88	(162)
Net change in working capital balances	27	(24)	(33)	(376)

		1,356	1,193	200
Financing activities
Proceeds from non-recourse borrowings	13	3,323	2,326	2,736
Repayments of non-recourse borrowings	13	(2,713)	(2,076)	(2,791)
Repayment of lease liabilities		(26)	—	—
Capital contributions from non-controlling interests	14	294	650	60
Capital contributions from Brookfield Renewable		13	229	106
Dividends paid and return of capital:
To non-controlling interests	14	(673)	(509)	(369)
To Brookfield Renewable		(628)	(495)	(269)
Related party borrowings, net	26	122	(185)	115

		(288)	(60)	(412)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	4	(732)	(927)	149
Investment in property, plant and equipment	11	(406)	(207)	(228)
Restricted cash and other	19	36	92	361

		(1,102)	(1,042)	282
Foreign exchange loss on cash		(4)	(11)	—

Cash and cash equivalents
(Decrease) Increase		(38)	80	70
Balance, beginning of period		342	262	192

Balance, end of period		$304	$342	$262

Supplemental cash flow information:
Interest paid		$668	$601	$470
Interest received		$16	$14	$27
Income taxes paid		$54	$63	$34

(1)

As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

BROOKFIELD RENEWABLE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

(a) Brookfield Renewable Corporation

Brookfield Renewable Corporation (“BEPC” or the “company”) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”, or, collectively with its controlled subsidiaries, including BEPC “Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”. The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

(b) Special Distribution

On July 30, 2020, the partnership completed the “special distribution” whereby holders of LP units as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the exchangeable shares to all the holders of its equity units and to its general partners. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million exchangeable shares and (ii) the partnership received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, but prior to the TerraForm Power acquisition (as defined below), (i) holders of LP units held approximately 42.8% of the issued and outstanding exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in the company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company, which entitle the partnership to all of the residual value in the company after payment in full of the amount due to holders of the exchangeable shares and class B shares. Holders of exchangeable shares hold an aggregate 25.0% voting interest in the company.

Prior to the completion of the special distribution on July 30, 2020, BEPC acquired the United States, Colombian and Brazilian Operations of the partnership (the “Business”), excluding a 10% interest in the Colombian and certain Brazilian operations of the Business owned through BRP Bermuda Holdings I Limited (“LATAM holdco”) that the partnership retained post-closing.

Refer to Note 2(b) – Continuity of interests and 2(c) – Basis of presentation for the basis of presentation of the special distribution.

Prior to the completion of the special distribution, BEPC entered into the following agreements:

i) Credit Support

Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

ii) Subordinated Credit Facilities

BEPC entered into two credit agreements with the partnership, one as borrower and one as lender, which we refer to as the Subordinated Credit Facilities, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within Brookfield Renewable. One credit facility will permit BEPC to borrow up to $1.75 billion from the partnership and the other will constitute an operating credit facility that will permit the partnership to borrow up to $1.75 billion from BEPC. The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans.

iii) Equity Commitment Agreement

The partnership provided BEPC an equity commitment in the amount of $1 billion. The equity commitment may be called by BEPC in exchange for the issuance of a number of class C shares to the partnership, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board of directors. The rationale for the equity commitment is to provide the company with access to equity capital on an as-needed basis and to maximize our flexibility. Pursuant to the equity commitment, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date the company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares.

iv) Management Services Agreement

Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to the company pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though BEPC will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC’s proportionate share of the Base Management Fee (as defined below). BEPC’s proportionate share of the Base Management Fee (as defined below) will be calculated on the basis of the value of BEPC’s business relative to that of the partnership. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.

v) BEPC Voting Agreements

BEPC entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.

vi) Registration Rights Agreement

BEPC entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which BEPC agreed that, upon the request of Brookfield Asset Management, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any exchangeable shares held by Brookfield. BEPC has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement or prospectus.

(c) Acquisition of TerraForm Power

On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.

After giving effect to the special distribution and the TerraForm Power acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.

Concurrent with the closing of the TerraForm Power acquisition, Brookfield and the partnership entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TerraForm Power common stock held by the partnership and its affiliates, other than BEPC, including the authority to direct the election of the directors of TerraForm Power. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.

Refer to Note 2(b) – Continuity of interests and 2(c) – Basis of presentation for the basis of presentation of the TerraForm Power acquisition.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements of the company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2019, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized by the Board of Directors of the company for issuance on November 20, 2020.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, €, R$, and COP are to United States (“U.S.”) dollars, euros, Brazilian reais and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Continuity of Interests

The partnership directly and indirectly controlled the Business prior to the special distribution and will continue to control the Business subsequent to the special distribution through its interests in our company. Accordingly, BEPC and its financial position and results of operations have been reflected using Brookfield Renewable’s carrying values prior to the special distribution.

To reflect this continuity of interests, these consolidated financial statements provide comparative information of our company for the periods prior to the special distribution, as previously reported by Brookfield Renewable. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(b) – Special distribution) have been reflected prospectively from the date of the special distribution as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to July 30, 2020 are presented based on the historical financial information for our company as previously reported by Brookfield Renewable. For the period after completion of the special distribution, the results will be based on the actual results of our company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As Brookfield Renewable holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to Brookfield Renewable prior to and after the special distribution.

Simultaneously with the completion of the TerraForm Power acquisition, our company entered into voting agreements with the partnership and certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to our company. As a result, our company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to our company is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that was not owned by our company will be presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

(c) Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB using the historical books and records of Brookfield. The assets and liabilities in the consolidated financial statements have been presented on a historical cost basis, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

The consolidated financial statements include the combined carve-outs of the assets, liabilities, revenues, expenses, and cash flows of the United States, Brazilian and Colombian businesses controlled by the partnership that are subsequently contributed to the company on July 30, 2020. All intercompany balances, transactions, revenues and expenses within the company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to the company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect the company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had the company been a stand-alone entity during the periods presented.

In addition, the consolidated financial statements include the assets, liabilities, revenues, expenses, and cash flows of the TerraForm Power business controlled by Brookfield that were acquired by the company through the TerraForm Power acquisition which is considered to be a transaction between entities under common control. The combined results of TerraForm Power are presented with the interest acquired through the TerraForm Power acquisition presented as non-controlling interests to the company. All intercompany balances, transactions, revenues and expenses within the company have been eliminated.

(d) Recently adopted accounting standards

Except for the changes below, the company has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

IFRS 3 – Business Combinations

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. The company has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, the company will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to the company’s accounting policy.

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The company adopted Interest Rate Benchmark Reform – Amendments to IFRS 9, and IFRS 7, issued in September 2019, (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to an entity’s hedging relationships which are directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the entity assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. No impact is expected since these amendments enable the company to continue hedge accounting for hedging relationships which have been previously designated.

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR and Euro Short-term Rate (“€STR”) will replace Euro Interbank Offered Rate (“EURIBOR”). All of these are expected to become effective prior to December 31, 2021. The company is currently finalizing and implementing its transition plan to address the impact and effect

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

changes will have as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.

IFRS 16 – Leases

On January 1, 2019 the company adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at that date. As a result, the company has changed its accounting policy for lease contracts as detailed below.

Definition of a lease

Previously, the company determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, the company assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 2(e).

On transition to IFRS 16, the company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The company applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease; and

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on financial statements

On transition to IFRS 16, the company recognized an additional $344 million of right-of-use assets and $338 million of lease liabilities, recognizing the difference in retained earnings.

When measuring lease liabilities, the company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.2%.

(e) Changes to the lease accounting policy

The company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(d).

Policy applicable from January 1, 2019

At inception of a contract, the company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the company assesses whether:

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

•

The contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•

The company has the right to direct the use of the asset. The company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, the company has the right to direct the use of the asset if either:

•

The company has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or

•	The company designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the company has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.

Accounting as a lessee under IFRS 16

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Generally, the company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

•

The exercise price under a purchase option that the company is reasonably certain to exercise, lease payments in an optional renewable period if the company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company’s estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.

The company presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at December 31, 2019.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Short-term leases and leases of low-value assets

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019

For contracts entered into before January 1, 2019, the company determined whether that arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

•	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

•	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

•

Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Accounting as a lessee under IAS 17

In the comparative period, as a lessee, the company classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

(f) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of the company. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances are reported in the same manner.

In preparing the consolidated financial statements of the company, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(g) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

(h) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

(i) Trade receivables and other current assets

Trade receivables and other current assets recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.

(j) Related party transactions

In the normal course of operations, the company enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 26.

(k) Financial instruments

Effective January 1, 2018, the company adopted IFRS 9 – Financial Instruments (“IFRS 9”), as issued by the IASB in 2014, which provides more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policy was applied prospectively, with an initial application date of January 1, 2018. The company has not restated the comparative information, which continues to be reported under IAS 39, Financial Instruments Recognition and Measurement (“IAS 39”). The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018.

Initial recognition

Under IFRS 9, regular purchases and sales of financial assets are recognized on the trade date, being the date on which the company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the company measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Classification and measurement

Subsequent measurement of financial assets depends on the company’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the company classifies its financial assets:

Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.

FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in profit and loss.

The company assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, the company applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.

Evidence of impairment may include:

•	Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•	A default or delinquency in interest or principal laments;

•	Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•	Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. The company determines the classification of its financial liabilities at initial recognition. The company’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, and tax equity. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:

FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, and derivative financial instruments entered into by the company that do not meet hedge accounting criteria are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in profit and loss.

The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project’s U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. tax able earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, the company retains control over the projects financed with a tax-equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.

Taxable income (loss), including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable income (loss) to the tax equity investor. As amounts are allocated the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the statement of income and loss.

Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.

Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment the tax equity liability is reduced in the amount of the cash distribution.

Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost will be presented in the statement of income and loss. Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

The company designates its derivatives as hedges of:

•	Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•	Foreign exchange risk associated with net investment in foreign operations (net investment hedges);

•	Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and

•	Floating interest rate risk associated with payments of debts (cash flow hedges).

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is an ‘economic relationship’ between the hedged item and the hedging instrument;

•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and

•

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the company actually hedges and the quantity of the hedging instrument that the company actually uses to hedge that quantity of hedged item.

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 5 – Risk management and financial instruments.

When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.

(i) Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within foreign exchange and financial instruments gain (loss).

Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.

(ii) Net investment hedges that qualify for hedge accounting

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within foreign exchange and

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.

(iii) Hedge ineffectiveness

The company’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.

(l) Revenue and expense recognition

Effective January 1, 2018, the company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers.

The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from the company’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as the company delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration the company expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

Details of the revenue recognized per technology are included in Note 6 – Segmented information.

Where available, the company has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.

If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2019, revenues recognized at a point in time corresponding to the sale of renewable credits were $112 million (2018: $103 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company’s generation activities related to commodity prices. Financial transactions included in revenues for the year ended December 31, 2019 increased revenues by $37 million (2018: $46 million).

Contract Balances

Trade receivables – A receivable represents the company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

(m) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

The company generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, the company initially measures the assets at fair value consistent with the policy described in Note 2(o) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 30 years
Gas-fired cogenerating (“cogeneration”) units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2019 was 32 years (2018: 33 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation. In June of 2018, the federal government of Brazil provided further clarification to a law that was passed in 2016, which resulted in the company including a one-time thirty year concession renewal period in the valuation of certain of its hydroelectric facilities in Brazil.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

(i) Asset impairment

At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(n) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

(o) Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

consideration classified as liabilities will be recognized in the consolidated statements of income, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

(p) Other items

(i) Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii) Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within the company. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income.

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii) Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv) Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v) Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi) Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

(vii) Government grants

The company becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. The company reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(q) Critical estimates

The company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i) Property, plant and equipment

The fair value of the company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 2(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii) Financial instruments

The company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery, expected credit losses and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk management and financial instruments for more details.

(iii) Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

(iv) Decommissioning liabilities

Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

(r) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

(i) Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of the company. The company exercises judgment in determining whether non-wholly owned subsidiaries are controlled by the company. The company’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) the company’s ability to influence the returns of the subsidiary.

(ii) Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii) Property, plant and equipment

The accounting policy relating to the company’s property, plant and equipment is described in Note 2(m) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, the company determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as the company has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.

The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North American and Europe, and overall increasing demand in Colombia and Brazil. For the North America and European businesses, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv) Financial instruments

The accounting policy relating to the company’s financial instruments is described in Note 2(k) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 and IAS 39, to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.

(v) Deferred income taxes

The accounting policy relating to the company’s income taxes is described in Note 2(n) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(s) Earnings per share

The company‘s basic and diluted earnings per share have not been presented in the consolidated financial statements. Exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.

(t) Future changes in accounting standards

In August 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.

Our company is currently completing an assessment and implementing its transition plan to address the impact and effect of changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on the company.

The company has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

3. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of the company which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2019:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100

(1)	Voting control held through voting agreements with Brookfield.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

4. ACQUISITIONS

United States Distributed Generation Portfolio (“DG Portfolio”)

On September 26, 2019, the company acquired a 100% interest in a 320 MW distributed generation portfolio of renewable energy facilities in the United States, for total consideration of $735 million. The total acquisition costs of $5 million were expensed as incurred and have been classified under Other in the consolidated statement of income.

This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the DG Portfolio would have been $67 million for the year ended December 31, 2019.

The purchase price allocations, at fair value, with respect to the acquisition was as follows:

(MILLIONS)	DG Portfolio
Cash and cash equivalents	$3
Trade receivables and other current assets	47
Property, plant and equipment, at fair value	753
Current liabilities	(8)
Decommissioning liabilities	(33)
Other long-term liabilities	(27)

Fair value of net assets acquired	$735

Completed in 2018

Saeta Yield

On February 7, 2018, the company announced that it intended to launch a voluntary tender offer (the “Tender Offer”) to acquire 100% of the outstanding shares of Saeta Yield, S.A. (“Saeta Yield”), a Spanish renewable power company with over 1,000 MW of solar and wind facilities (approximately 250 MW of solar and 778 MW of wind) located primarily in Spain. The Tender Offer was for €12.20 in cash per share of Saeta Yield. On June 8, 2018, the company announced that Spain’s National Securities Market Commission confirmed an over 95% acceptance of shares of Saeta in the Tender Offer (the “Tendered Shares”).

On June 12, 2018, the company completed the acquisition of the Tendered Shares for total aggregate consideration of $1.1 billion. Having acquired 95.28% of the shares of Saeta, the company then pursued a statutory squeeze out procedure under Spanish law to procure the remaining approximately 4.72% of the shares of Saeta for $54.6 million.

If the acquisition had taken place at the beginning of the year, the revenue from Saeta Yield would have been $407 million for the year ended December 31, 2018.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The purchase accounting for the Saeta Yield acquisition, including assignment of goodwill to reporting units, was finalized as of June 12, 2019. The final allocation of the acquisition-date fair values of assets, liabilities and non-controlling interests pertaining to this business combination as of December 31, 2019, was as follows:

(MILLIONS)	Saeta Yield
Cash and cash equivalents	$187
Restricted cash	95
Trade receivables and other current assets	91
Property, plant and equipment, at fair value	2,733
Intangible assets	257
Other long-term assets	46
Current liabilities	(91)
Financial instruments	(137)
Non-recourse borrowings	(1,894)
Deferred income tax liabilities	(161)
Decommissioning liabilities	(68)
Other long-term liabilities	(22)
Non-controlling interests	(55)

Fair value of net assets acquired	981
Goodwill	133

Purchase price	$1,114

Completed in 2017

TerraForm Power

On October 17, 2017, Brookfield, along with its institutional partners, acquired a 51% interest in TerraForm Power, Inc., a large scale diversified portfolio of solar and wind assets located predominantly in the U.S., for total consideration of $719 million. Total revenues that would have been recorded if the transaction had occurred at the beginning of the year are $622 million.

On July 31, 2020, simultaneously with the company’s completed acquisition of a 34% interest in TerraForm Power, the company entered into voting agreements with the partnership and certain controlled affiliates of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to the company. As a result, the company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to the company is considered to be a transaction between entities under common control and as a result the acquisition of TerraForm Power on October 17, 2017 has been reflected in the historical accounts of the company. Refer to Note 1 – Organization and description of the business for more information.

Final purchase price allocation, at fair value, with respect to the acquisition completed in 2017 is as follows:

(MILLIONS)	TerraForm Power
Cash and cash equivalents	$149
Trade receivables and other	707
Property, plant and equipment	5,678
Accounts payable and other	(1,239)
Non-recourse borrowings	(3,714)
Deferred income tax liabilities	(33)
Non-controlling interests	(1,548)

Net assets acquired	$—

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The company’s activities expose it to a variety of financial risks, including market risk (i.e. commodity risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.

The sensitivity analysis discussed below reflect the risks associated with instruments that the company considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect the company’s risk exposure.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices.

The company faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by the company that are subject to market risk include borrowings and financial instruments, such as interest rate and currency contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in electricity prices. Electricity price risk arises from the sale of the company’s uncontracted generation. The company aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$(21)	$(16)	$(24)	$(12)	$(15)	$(10)
5% decrease	8	6	—	12	15	10

(1)	Amounts represent the potential annual net pretax impact.

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by the company will fluctuate because of changes in foreign currency rates.

The company has exposure to the Canadian dollar, Euro, Brazilian real and Colombian peso through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. The company holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact to the company’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$39	$45	$7	$9	$20	$—
5% decrease	(26)	(45)	(7)	(9)	(21)	—

(1)	Amounts represent the potential annual net pretax impact.

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate, because of changes in interest rates.

The company’s assets largely consist of long duration physical assets. The company’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. The company also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

The company will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt. Fluctuations in interest rates could impact the company’s cash flows, primarily with respect to the interest payable against the company’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $5,228 million (2018: $5,399 million). Of this principal value, $2,467 million (2018: $2,470 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
1% increase	$(14)	$10	$(42)	$64	$36	$39
1% decrease	13	(5)	49	(64)	(39)	(43)

(1)	Amounts represent the potential annual net pretax impact.

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding interest rate swaps and forward foreign exchange contracts.

The company minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, the company’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 20 – Trade receivables and other current assets, for additional details regarding the company’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2019	2018
Trade receivables and other short-term receivables	$575	$530
Financial instrument assets	100	125
Due from related parties	189	284

	$864	$939

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

(c) Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by the company’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 13 – Borrowings.

The company is also subject to the risk associated with non-recourse financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

CASH OBLIGATIONS

The table below classifies the cash obligations related to the company’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date. As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2019 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable, accrued liabilities, and provisions	$493	$—	$—	$493
Financial instrument liabilities(1)	125	304	140	569
Due to related parties	201	—	2	203
Other long-term liabilities – concession payments	1	6	15	22
Lease liabilities(1)	31	98	299	428
Non-recourse borrowings(1)	605	3,926	7,429	11,960
Interest payable on borrowings(2)	510	2,135	2,053	4,698

Total	$1,966	$6,469	$9,938	$18,373

AS AT DECEMBER 31, 2018 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$512	$—	$—	$512
Financial instrument liabilities(1)	128	314	165	607
Due to related parties	107	—	—	107
Other long-term liabilities – concession payments	1	6	16	23
Non-recourse borrowings(1)	1,058	3,861	6,466	11,385
Interest payable on borrowings(2)	622	2,163	1,923	4,708

Total	$2,428	$6,344	$8,570	$17,342

(1)	Includes both the current and long-term amounts.
(2)

Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table presents the company’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

	2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	2018
Assets measured at fair value:
Cash and cash equivalents	$304	$—	$—	$304	$342
Restricted cash(1)	265	—	—	265	293
Financial instrument assets(2)
Energy derivative contracts	—	29	63	92	94
Interest rate swaps	—	—	—	—	16
Foreign exchange swaps	—	8	—	8	15
Property, plant and equipment	—	—	32,647	32,647	30,421
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(8)	—	(8)	(22)
Interest rate swaps	—	(138)	—	(138)	(135)
Foreign exchange swaps	—	(11)	—	(11)	(2)
Tax equity	—	—	(412)	(412)	(448)
Liabilities for which fair value is disclosed:
Non-recourse borrowings	—	(12,604)	—	(12,604)	(11,533)

Total	$569	$(12,724)	$32,298	$20,143	$19,041

(1)	Includes both the current amount and long-term amount included in Other long-term assets.
(2)	Includes both current and long-term amounts.

There were no transfers between levels during the year ended December 31, 2019.

Financial instruments disclosures

The aggregate amount of the company’s net financial instrument positions as at December 31 are as follows:

	2019			2018
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$92	$8	$84	$72
Interest rate swaps	—	138	(138)	(119)
Foreign exchange swaps	8	11	(3)	13
Tax equity	—	412	(412)	(448)

Total financial instrument assets (liabilities)	100	569	(469)	(482)
Less: current portion	41	125	(84)	(105)

Long-term portion	$59	$444	$(385)	$(377)

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table presents the change in the company’s total net financial instrument asset position for the year ended December 31:

(MILLIONS)	Note	2019	2018
Balance, beginning of year		$(482)	$(463)
Increases (decreases) in the net financial instrument asset (liability) position:
Unrealized gain through income on tax equity	(a)	26	60
Unrealized (loss) through income on energy derivative contracts	(b)	(19)	(15)
Unrealized gain (loss) through OCI on energy derivative contracts	(b)	29	(3)
Unrealized (loss) gain through income on interest rate swaps	(c)	(28)	9
Unrealized (loss) gain through OCI on interest rate swaps	(c)	(37)	7
Unrealized gain through income on foreign exchange swaps	(d)	20	52
Unrealized loss through OCI on foreign exchange swaps	(d)	14	15
Acquisitions, settlements and other		8	(144)

Balance, end of year		$(469)	$(482)

The following table presents the total net financial instrument asset position as at the year ended December 31:

(MILLIONS)	Note	2019	2018
Financial instrument liabilities designated at fair value through profit and loss
Tax equity	(a)	(412)	(448)
Financial instrument assets designated at fair value through OCI
Derivative assets not designated as hedging instruments:
Energy derivative contracts	(b)	$35	$51
Interest rate swaps	(c)	—	1
Foreign exchange swaps	(d)	8	12

Net positions		43	64
Derivative assets designated as hedging instruments:
Energy derivative contracts	(b)	57	43
Interest rate swaps	(c)	—	15
Foreign exchange swaps	(d)	—	3

Net positions		57	61
Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(b)	(8)	(7)
Interest rate swaps	(c)	(77)	(129)
Foreign exchange swaps	(d)	(10)	(1)

Net positions		(95)	(137)
Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(b)	—	(15)
Interest rate swaps	(c)	(61)	(6)
Foreign exchange swaps	(d)	(1)	(1)

Net positions		$(62)	$(22)

Total financial instruments, net		$(469)	$(482)

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

(a) Tax equity

The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.

Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.

(b) Energy derivative contracts

The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). The company has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the energy derivative contracts are identical to the hedged risks. To test the hedge effectiveness, the company uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.

Certain Brookfield Renewable subsidiaries that the company controls, through a voting agreement, have entered into agreements appointing Brookfield Renewable as their agent in entering into certain derivative transactions with external counterparties. Pursuant to each Agreement, Brookfield Renewable was entitled to be reimbursed for any third party costs incurred in connection with these derivative transactions. Substantially all of the company’s energy contract derivatives are entered into pursuant to these agreements.

For the year ended December 31, 2019, gains of $9 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (2018: $13 million losses, 2017: $23 million gains).

Based on market prices as of December 31, 2019, unrealized gains of $22 million (2018: $15 million losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	57	28
Notional amount – millions of U.S. dollars	328	360
Notional amount – GWh	10,010	11,054
Weighted average hedged rate for the year ($/MWh)	33	32
Maturity dates	2020 - 2027	2019 - 2027
Hedge ratio	1:1	1:1

There was no hedge ineffectiveness gain or loss recognized in Foreign exchange and financial instruments (gain) loss in the consolidated statements of income related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2019 (2018: $2 million gain).

(c) Interest rate swaps

The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective variable rate loans (i.e., notional amount, maturity, payment and reset dates). The company established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swaps are identical to the hedged risks. To test the hedge effectiveness, the company uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The hedge ineffectiveness can arise from:

•	Different interest rate curves being applied to discount the hedged item and hedging instrument

•	Differences in timing of cash flows of the hedged item and hedging instrument

•	The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item

At December 31, 2019, agreements with a total notional exposure of $2,246 million were outstanding (2018: $2,253 million), including $996 million (2018: $1,357 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.7% (2018: 2.8%).

For the year ended December 31, 2019, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income were $6 million losses (2018: $7 million, 2017: $6 million).

Based on market prices as of December 31, 2019, unrealized losses of $3 million (2018: $1 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(61)	9
Notional amount – $	567	532
Notional amount – COP(1)	227	256
Notional amount – C$(1)	107	108
Notional amount –€(1)	349	—
Maturity dates	2021 - 2039	2019 - 2034
Hedge ratio	1:1	1:1

(1)	Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2019 foreign currency spot rate.

There was no hedge ineffectiveness gain or loss recognized in Foreign exchange and financial instruments (gain) loss in the consolidated statements of income related to interest rate contracts (cash flow hedges) for the year ended December 31, 2019 (2018: nil).

(d) Foreign exchange swaps

The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument.

The company established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

Certain Brookfield subsidiaries that the company controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with these derivative transactions. Substantially all of the company’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.

At December 31, 2019, agreements with a total notional exposure of $1,319 million were outstanding (2018: $1,393 million) including $1,013 million (2018: $948 million) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2019, no unrealized gain or loss (2018: $1 million gain) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(1)	1
Notional amount for hedges of the Canadian dollar(1)	72	63
Notional amount for hedges of the Euro(1)	234	382
Maturity dates	2020 - 2022	2019 - 2020
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts.	1.30	1.29
€/$ foreign exchange forward contracts	0.85	0.84

(1)	Notional amounts expressed in millions of U.S. dollars

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

6. SEGMENTED INFORMATION

The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.

The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) storage & other (cogeneration and biomass) and 4) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources. For periods ending after the TERP acquisition completed on July 31, 2020, our company’s operations will be further segmented and present our proportionate share of solar operations.

In accordance with IFRS 8, Operating Segments (“IFRS 8”), the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies.

Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items.

The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.

The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

The company analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.

The company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items.

The company uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interest for the year ended December 31, 2019:

	Attributable to Brookfield Renewable					Contribution from equity-	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total	accounted investments
Revenue	$1,043	$60	$64	$—	$1,167	$(52)	$2,111	$3,226
Other income	21	—	—	—	21	(1)	59	79
Direct operating costs	(374)	(22)	(34)	—	(430)	21	(644)	(1,053)
Share of adjusted EBITDA from equity-accounted investments	—	—	—	—	—	32	—	32

Adjusted EBITDA	690	38	30	—	758	—	1,526
Management service fees	—	—	—	(78)	(78)	—	(31)	(109)
Interest expense	(150)	(16)	(10)	—	(176)	10	(535)	(701)
Current income taxes	(22)	(1)	(1)	—	(24)	—	(40)	(64)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(920)	(920)

Funds From Operations	518	21	19	(78)	480	—	—
Depreciation	(241)	(39)	(21)	—	(301)	10	(692)	(983)
Foreign exchange and financial instrument gain (loss)	10	—	—	—	10	—	(5)	5
Deferred income tax (expense) recovery	(11)	5	—	—	(6)	—	3	(3)
Other	(23)	6	(1)	—	(18)	—	(179)	(197)
Share of earnings from equity-accounted investments	—	—	—	—	—	(10)	—	(10)
Net income attributable to non-controlling interests	—	—	—	—	—	—	873	873

Net income attributable to Brookfield Renewable	$253	$(7)	$(3)	$(78)	$165	$—	$—	$165

(1)

Share of earnings from equity-investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $47 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interest for the year ended December 31, 2018:

	Attributable to Brookfield Renewable					Contribution from equity-	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total	accounted investments
Revenue	$979	$70	$71	$—	$1,120	$(58)	$1,917	$2,979
Other income	12	1	(3)	—	10	—	31	41
Direct operating costs	(374)	(22)	(31)	—	(427)	21	(647)	(1,053)
Share of adjusted EBITDA from equity-accounted investments	—	—	—	—	—	37	—	37

Adjusted EBITDA	617	49	37	—	703	—	1,301
Management service fees	—	—	—	(53)	(53)	—	(18)	(71)
Interest expense	(163)	(17)	(12)	—	(192)	11	(489)	(670)
Current income taxes	(13)	(1)	—	—	(14)	—	(14)	(28)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(11)	—	(11)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(780)	(780)

Funds From Operations	441	31	25	(53)	444	—	—
Depreciation	(278)	(35)	(23)	—	(336)	10	(536)	(862)
Foreign exchange and financial instrument gain (loss)	(10)	—	1	—	(9)	(1)	67	57
Deferred income tax (expense) recovery	(6)	2	—	—	(4)	—	344	340
Other	(27)	3	1	—	(23)	—	(149)	(172)
Share of earnings from equity-accounted investments	—	—	—	—	—	(9)	—	(9)
Net income attributable to non-controlling interests	—	—	—	—	—	—	274	274

Net income attributable to Brookfield Renewable	$120	$1	$4	$(53)	$72	$—	$—	$72

(1)

Share of earnings from equity-investments of $17 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $506 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles our proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interest for the year ended December 31, 2017:

	Attributable to Brookfield Renewable					Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenue	$976	$72	$53	$—	$1,101	$(43)	$1,124	$2,182
Other income	9	1	2	—	12	—	15	27
Direct operating costs	(384)	(21)	(32)	—	(437)	19	(459)	(877)
Share of adjusted EBITDA from equity-accounted investments	—	—	—	—	—	24	—	24

Adjusted EBITDA	601	52	23	—	676	—	680
Management service fees	—	—	—	(57)	(57)	—	(6)	(63)
Interest expense	(183)	(21)	(13)	—	(217)	12	(285)	(490)
Current income taxes	(15)	—	—	—	(15)	—	(23)	(38)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(12)	—	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—		(366)	(366)

Funds From Operations	403	31	10	(57)	387	—	—
Depreciation	(284)	(31)	(22)	—	(337)	8	(296)	(625)
Foreign exchange and financial instrument gain (loss)	1	—	1	—	2	(1)	(53)	(52)
Deferred income tax (expense) recovery	(81)	30	—	—	(51)	—	(7)	(58)
Other	(9)	3	(1)	—	(7)	—	3	(4)
Share of earnings from equity-accounted investments	—	—	—	—	—	(7)	—	(7)
Net income attributable to non-controlling interests	—	—	—	—	—		353	353

Net income attributable to Brookfield Renewable	$30	$33	$(12)	$(57)	$(6)	$—	$—	$(6)

(1)

Share of earnings from equity-investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $13 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Brookfield Renewable				Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Total
As at December 31, 2019
Cash and cash equivalents	$21	$3	$1	$25	$(1)	$280	$304
Property, plant and equipment	10,490	649	596	11,735	(517)	21,429	32,647
Total assets	11,197	672	633	12,502	(204)	23,459	35,757
Total borrowings	2,447	238	174	2,859	(168)	9,267	11,958
Other liabilities	2,016	105	40	2,161	(39)	3,803	5,925
For the year ended December 31, 2019
Additions to property, plant and equipment	117	7	18	142	(12)	301	431
As at December 31, 2018
Cash and cash equivalents	$43	$4	$4	$51	$(2)	$293	$342
Property, plant and equipment	10,159	599	567	11,325	(472)	19,568	30,421
Total assets	10,956	629	617	12,202	(228)	21,658	33,632
Total borrowings	2,370	254	193	2,817	(185)	8,740	11,372
Other liabilities	1,848	84	44	1,976	(43)	3,103	5,036
For the year ended December 31, 2018
Additions to property, plant and equipment	100	1	4	105	(1)	157	261

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Additional Segment Information

The following table presents consolidated revenue split by technology for the year ended December 31:

(MILLIONS)	2019	2018	2017
Hydroelectric	$2,076	$1,989	$1,855
Wind	571	689	245
Solar	545	273	56
Storage & Other	34	28	26

	$3,226	$2,979	$2,182

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2019	December 31, 2018
North America	$19,643	$18,506
Colombia	7,353	6,665
Brazil	2,897	2,888
Europe	3,114	2,666

	$33,007	$30,725

7. DIRECT OPERATING COSTS

The company’s direct operating costs for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Operations, maintenance and administration	$(571)	$(601)	$(473)
Water royalties, property taxes and other	(155)	(132)	(113)
Fuel and power purchases	(301)	(281)	(257)
Energy marketing & other services	(26)	(39)	(34)

	$(1,053)	$(1,053)	$(877)

8. OTHER

The company’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Transaction costs	$(6)	$(15)	$(2)
Change in fair value of property, plant and equipment	(49)	(44)	(16)
Loss on debt extinguishment	(23)	(25)	(1)
Amortization of concession assets	(20)	(9)	(2)
Other	(99)	(79)	17

	$(197)	$(172)	$(4)

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

9. FOREIGN CURRENCY TRANSLATION

The company’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2019	2018	2017
Foreign currency translation on
Property, plant and equipment, at fair value	11	$(174)	$(915)	$(7)
Borrowings	13	25	262	(6)
Deferred income tax liabilities and assets	10	19	101	(12)
Other assets and liabilities		(8)	(112)	23

		$(138)	$(664)	$(2)

10. INCOME TAXES

The major components of income tax (expense) recovery for the year ended December 31 are as follows:

(MILLIONS)	2019	2018	2017
Income tax (expense) recovery applicable to:
Current taxes
Attributed to the current period	$(64)	$(28)	$(38)
Deferred taxes
Origination and reversal of temporary differences	42	15	8
Relating to change in tax rates / imposition of new tax laws	1	94	(34)
Relating to unrecognized temporary differences and tax losses	(46)	231	(32)

	(3)	340	(58)

Total income tax (expense) recovery	$(67)	$312	$(96)

The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2019	2018	2017
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$5	$(2)	$5
Revaluation surplus
Origination and reversal of temporary differences	(388)	(1,091)	(335)
Relating to changes in tax rates / imposition of new tax laws	—	54	588

	$(383)	$(1,039)	$258

The company’s effective income tax (expense) recovery for the year ended December 31 is different from its expense at its statutory income tax rate due to the differences below:

(MILLIONS)	2019	2018	2017
Statutory income tax expense(1)	$(80)	$(78)	$(37)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(46)	231	(32)
Differences between statutory rate and future tax rate	1	94	(34)
Subsidiaries’ income taxed at different rates	54	63	10
Other	4	2	(3)

Effective income tax (expense) recovery	$(67)	$312	$(96)

(1)	Statutory income tax expense is calculated at the domestic rates applicable to the profits in the country concerned.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The above reconciliation has been prepared by aggregating the information for all of the company’s operations using the domestic rate in each tax jurisdiction.

The company’s effective income tax rate was 24.0% for the year ended December 31, 2019 (2018: (117.3)% and 2017: 93.2%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2019	2018	2017
2020 to 2023	$—	$—	$—
2024 and thereafter	$286	$109	$320

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2017	$330	$(2,923)	$(2,593)
Recognized in Net income (loss)	(66)	10	(56)
Recognized in equity	—	258	258
Business combination	82	(119)	(37)
Foreign exchange	—	(12)	(12)

As at December 31, 2017	346	(2,786)	(2,440)
Recognized in Net income (loss)	276	64	340
Recognized in equity	—	(1,039)	(1,039)
Business combination	—	(172)	(172)
Foreign exchange	—	101	101

As at December 31, 2018	622	(3,832)	(3,210)
Recognized in Net income (loss)	16	(19)	(3)
Recognized in equity	—	(383)	(383)
Business combination	—	(9)	(9)
Foreign exchange	—	19	19

As at December 31, 2019	$638	$(4,224)	$(3,586)

The deferred income tax liabilities include $2,755 million (2018: $2,362 million and 2017: $1,329 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The taxable temporary difference attributable to the company’s interest in its subsidiaries, branches, associates, and joint ventures for which deferred tax liabilities have not been recognized is $3,392 million (2018: $3,293 million and 2017: $2,794 million).

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

11. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Storage & Other(1)	Total(2)
As at December 31, 2017		$17,518	$4,559	2,276	$307	$24,660
Additions		180	46	29	6	261
Acquisitions through business combinations		—	1,103	1,630	—	2,733
Items recognized through OCI						—
Change in fair value		3,334	805	465	4	4,608
Foreign exchange	9	(765)	(84)	(26)	(40)	(915)
Items recognized through net income Change in fair value		(28)	(24)	(14)	2	(64)
Depreciation		(441)	(268)	(131)	(22)	(862)

As at December 31, 2018		19,798	6,137	4,229	257	30,421
Adoption of IFRS 16(3)		60	182	100	2	344
Additions		140	9	278	4	431
Acquisitions through business combinations		—	—	753	—	753
Items recognized through OCI
Change in fair value		1,336	348	241	(4)	1,921
Foreign exchange	9	(137)	(24)	(6)	(7)	(174)
Items recognized through net income
Change in fair value		(13)	(21)	(31)	(1)	(66)
Depreciation		(419)	(291)	(256)	(17)	(983)

As at December 31, 2019(4)		$20,765	$6,340	$5,308	$234	$32,647

(1)	Includes biomass and cogeneration
(2)	Includes assets under construction of $187 million (2018: $267 million).
(3)

On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 2 – Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

(4)

Includes right-of-use assets not subject to revaluation of $50 million in our hydroelectric segment, $177 million in our wind segment, $131 million in our solar segment and $2 million in our storage & other segment.

The fair value of the company’s property, plant and equipment is calculated as described in Note 2(m) – Property, plant and equipment and revaluation method and Note 2(q)(i) – Critical estimates – property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 2(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. The company has classified its property, plant and equipment under level 3 of the fair value hierarchy.

At the beginning of May 2020, the company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to the company). The transaction closed in November 2020.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2019	2018	2019	2018	2019	2018	2019	2018
Discount rate(1)
Contracted	4.1% - 4.9%	4.8% - 5.6%	9.0%	9.6%	8.2%	9.0%	4.0%	N/A
Uncontracted	5.4% - 6.4%	6.4% - 7.2%	10.3%	10.9%	9.5%	10.3%	4.0%	N/A
Terminal capitalization rate(2)	5.4% - 6.4%	6.4% - 7.1%	9.8%	10.4%	N/A	N/A	N/A	N/A
Exit date	2040	2040	2039	2038	2049	2047	2035	N/A

(1)	Discount rates are not adjusted for asset specific risks.
(2)	The terminal capitalization rate in North America and Colombia only applies to hydroelectric assets.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2019
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(740)	$(190)	$(80)	(50)	$(1,060)
25 bps decrease in discount rates	750	250	50	50	1,100
5% increase in future energy prices	670	400	70	—	1,140
5% decrease in future energy prices	(670)	(400)	(70)	—	(1,140)
25 bps increase in terminal capitalization rate	(120)	(40)	—	—	(160)
25 bps decrease in terminal capitalization rate	130	40	—	—	170

	2018
(MILLIONS)	North America	Colombia	Brazil	Total
25 bps increase in discount rates	$(660)	$(180)	$(60)	$(900)
25 bps decrease in discount rates	700	190	70	960
5% increase in future energy prices	740	440	90	1,270
5% decrease in future energy prices	(740)	(440)	(90)	(1,270)
25 bps increase in terminal capitalization rate(1)	(130)	(30)	—	(160)
25 bps decrease in terminal capitalization rate(1)	140	30	—	170

(1)	The terminal capitalization rate applies only to hydroelectric assets in the United States and Colombia.

Terminal values are included in the valuation of hydroelectric assets in the United States and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted average remaining duration of the authorization or useful life of a concession asset at December 31, 2019, including a one-time 30-year renewal for applicable hydroelectric assets, is 32 years (2018: 33 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.

The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2019:

	North America	Colombia	Brazil	Europe
1-10 years	57%	25%	64%	100%
11-20 years	33%	0%	33%	54%

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia	Brazil		Europe
1-10 years	$90	COP 217,000	R$	292	€167
11-20 years	$81	COP272,000	R$	411	€235

(1)	Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia	Brazil		Europe
1-10 years	$64	COP 257,000	R$	272	€72
11-20 years	$120	COP358,000	R$	418	€58

(1)	Assumes nominal prices based on weighted-average generation.

The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2023 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $170 million (2018: $130 million).

Had the company’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2019	2018
Hydroelectric	$10,436	$10,589
Wind	5,057	5,172
Solar	4,623	3,765
Storage & Other	231	241

Total	$20,347	$19,767

12. INTANGIBLE ASSETS

The following table provides a reconciliation of intangible assets:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2017		$13
Acquisitions through business combinations	4	257
Amortization(1)		(9)

Balance, as at December 31, 2018		261
Amortization(1)		(20)

Balance, as at December 31, 2019		$241

(1)	Included in Other within the consolidated statements of income

Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in Latin America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE – Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.

Our company’s service concesssion assets operate as authorizations that expire between 2031 and 2038. The remaining intangible assets are amortized straight-line over 17 to 20 years.

Under these arrangements, the company recognized $36 million of revenue for the year ended December 31, 2019 (2018: $23 million and 2017: $7 million)

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

13. BORROWINGS

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate (“EURIBOR”) . The company uses interest rate swap agreements in the United States to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin.

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR and Euro Short-Term Rate (€STR) will replace EURIBOR. This change is expected to become effective prior to December 31, 2021. As at December 31, 2019, none of the company’s floating rate borrowings have been impacted by these reforms.

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2019				December 31, 2018
	Weighted-average				Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	6.1	9	$5,153	$5,525	6.3	9	$5,002	$5,142
Wind	4.1	10	2,982	3,095	4.7	9	3,090	3,094
Solar	4.7	10	3,811	3,970	5.1	11	3,277	3,281
Storage and other	7.0	16	14	14	7.6	17	16	16

Total	6.1	10	11,960	$12,604	5.5	10	11,385	$11,533

Add: Unamortized premiums(2)			84				53
Less: Unamortized financing fees(2)			(86)				(66)
Less: Current portion			(605)				(1,058)

			$11,353				$10,314

(1)	Includes a lease liability of $330 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation.
(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Future repayments of the company’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$122	$100	$554	$490	$381	$3,506	$5,153
Wind	163	167	365	371	156	1,760	2,982
Solar	319	604	137	449	148	2,154	3,811
Storage and other	1	1	1	1	1	9	14

	$605	$872	$1,057	$1,311	$686	$7,429	$11,960

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2019	2018
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(66)	$(67)
Additional financing fees	(27)	(17)
Amortization of financing fees	5	14
Foreign exchange translation and other	2	4

Unamortized financing fees, end of year	$(86)	$(66)

On April 30, 2019, the company completed a $204 million refinancing associated with the Uruguay wind business, representing an up-financing of $58 million. The debt was drawn in three tranches. Approximately 46% of the debt principal outstanding bears a fixed interest rate of 2.6%, and the remainder bears interest at the applicable base rate plus an applicable margin that ranges from 1.94% to 2.94%.

On May 29, 2019, the company completed a financing of $104 million associated with the United States solar business. The debt bears interest at the applicable base rate plus a margin that ranges from 2% to 2.4% and matures in May 2034.

On June 6, 2019, the company completed a bond financing associated with the Colombian business. The financing consisted of COP 1.1 trillion ($333 million) in senior unsecured bonds with maturities of 4, 8, 15 and 30 years at rates of 6.1%, 7.0%, IPC + 3.7% and IPC + 4.0%, respectively.

On June 21, 2019, the company completed a refinancing of $155 million, including an incremental borrowing of $30 million, associated with a hydroelectric portfolio in the United States. The incremental portion of the borrowing bears a fixed rate of 3.4% and matures in January 2022.

On August 15, 2019, the company completed a refinancing of $45 million associated with the United States hydroelectric business. The debt bears interest at the applicable base rate plus a margin of 2.8% and matures in September 2022.

On August 30, 2019, the company completed a financing of $131 million associated with the United States wind business. The debt bears interest at the applicable base rate plus a margin of 3.2% and matures in July 2032.

On September 25, 2019, the company completed a financing of $475 million associated with the United States solar business. The debt bears interest at the applicable base rate plus a margin of 1% to 1.75% and matures in September 2020.

On October 8, 2019, the company increased a revolving credit facility and a letter of credit facility associated with the United States business to $800 million and $300 million, respectively. Both facilities mature in October 2024. The credit facility matures in October 2024 and bears interest at the applicable base rate plus a margin up to 2.25%. As at December 31, 2019, there were no draws on either facility.

On October 16, 2019, the company completed a note issuance of $700 million associated with the United States business. The senior notes have fixed interest rates of 4.75% and have matures in January 2030.

In October 2019, the company repaid $300 million of notes due 2025 and $350 million of term loan prior to maturity.

During the fourth quarter of 2019, the company completed financings totaling COP 600 billion ($182 million) associated with the Colombian business. The loans bear interest at the applicable base rate plus a margin between 4.1% and 4.23% and mature between 2026 and 2031.

On November 13, 2019, the company completed a refinancing of $17 million associated with a hydroelectric portfolio in the United States. The debt bears interest at the applicable base rate plus a margin of 3.3% and matures on September 17, 2022.

On November 25, 2019, the company completed a financing of $172 million associated with a wind portfolio in the United States. The debt bears interest at the applicable base rate plus a margin of 3.55% and matures on May 2039.

On December 10, 2019, the company completed a refinancing of €235.8 million ($264 million) associated with a wind portfolio in Spain. The debt bears interest at the applicable base rate plus a margin that ranges from 1.65% to 2.05% and matures on December 2033.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

On December 27, 2019, the company completed a refinancing of €213.6 million ($240 million) associated with a solar portfolio in Spain, representing an upsize of approximately €42.0 million ($47 million). The debt consisted of two tranches that mature in June 2035 and December 2033, at rates of 2.55% and Euribor plus a margin that ranges from 1.9% to 2.5%, respectively.

In December 2019, the company completed a non-recourse financing of R$187 million ($47 million) associated with a 30 MW hydroelectric facility currently under construction in Brazil. As at December 31, 2019, R$63 million ($15 million) was drawn. The loan bears interest at the applicable base rate plus a margin of 3.8% and matures in 2038.

In December 2019, the company completed a R$450 million ($110 million) non-recourse refinancing associated with a portfolio of assets in Brazil. The loan bears interest at the applicable base rate plus a margin of 1.4% and matures in December 2027.

On December 23, 2019, the company completed a $150 million revolving credit facility associated with the United States business. The credit facility matures in June 2023 and bears interest at the applicable base rate plus an applicable margin, which is currently 1.2% as at December 31, 2019.

Supplemental Information

The following table outlines changes in the company’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities	Acquisition	Other non-cash(1)	December 31
2019
Non-recourse borrowings	$11,372	610	—	(24)	$11,958
2018
Non-recourse borrowings	$9,423	250	1,894	(195)	$11,372

(1)	Includes foreign exchange and amortization of unamortized premium and financing fees.

14. NON-CONTROLLING INTERESTS

Brookfield Renewable Corporation’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2019	2018
Participating non-controlling interests – in operating subsidiaries	$10,258	$9,666
Participating non-controlling interest – in a holding subsidiary held by Brookfield Renewable Partners L.P.	268	273

	$10,526	$9,939

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Isagen institutional investors	Isagen public non- controlling interests	The Catalyst Group	TerraForm Power(1)	Other	Total
As at December 31, 2016	$963	$1,364	$1,113	$1,675	$14	$127	$—	$(5)	$5,251
Net income (loss)	(29)	8	10	47	—	12	(38)	3	13
Other comprehensive income	(76)	256	111	78	(1)	2	(2)	1	369
Acquisition	—	—	499	—	—	—	912	135	1,546
Capital contribution	—	32	(19)	19	—	—	—	28	60
Dividends declared and return of capital	(8)	(162)	(71)	(115)	—	(7)	1	(7)	(369)
Other	—	1	—	(3)	(4)	—	3	3	—

As at December 31, 2017	$850	$1,499	$1,643	$1,701	$9	$134	$876	$158	$6,870
Net income	1	12	161	174	1	14	136	3	502
Other comprehensive income	66	234	809	504	5	(18)	549	7	2,156
Capital contribution	—	—	230	—	—	—	420	—	650
Dividends declared and return of capital	(17)	(58)	(163)	(167)	—	(6)	(88)	(10)	(509)
Other	—	8	(13)	—	—	—	2	—	(3)

As at December 31, 2018	$900	$1,695	$2,667	$2,212	$15	$124	$1,895	$158	$9,666
Net income	—	—	—	154	1	17	(135)	(1)	36
Other comprehensive income	46	114	324	266	2	(41)	200	1	912
Capital contributions	—	2	—	—	(2)	—	292	2	294
Dividends declared and return of capital	(24)	(57)	(180)	(259)	(1)	(11)	(121)	(20)	(673)
Other	—	2	23	2	(2)	—	(2)	—	23

As at December 31, 2019	$922	$1,756	$2,834	$2,375	$13	$89	$2,129	$140	$10,258

Interests held by third parties as at December 31, 2019	75%-80%	43%-60%	23%-71%	53%	0.4%	25%	67%	21%-30%

(1)	Includes non-controlling interest held directly and indirectly by Brookfield Renewable (28.9%) and public TerraForm Power shareholders (38.5%) as at December 31, 2019.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

On June 11, 2018, a subsidiary of Brookfield purchased 60,975,609 shares of TerraForm Power’s common stock at a price per share of $10.66 in a private placement (“2018 Private Placement). Immediately upon completion of the 2018 Private Placement, Brookfield and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.

On August 3, 2018, TerraForm Power issued 80,084 shares of its common stock to a controlled affiliate of Brookfield and shareholder of Terraform Power in connection with the net losses incurred as a result of the final resolution of a securities class action under federal securities law. Immediately upon completion of this issuance, Brookfield and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.

On October 8, 2019, an affiliate of Brookfield purchased 2,981,514 shares of TerraForm Power’s common stock at a price per share of $16.77 in a private placement (“2019 Private Placement”). This was completed concurrent with TerraForm Power registered public offering of $250 million. Upon completion of the public offering and the 2019 Private Placement, as of December 31, 2019, Brookfield and its institutional partners held an approximately 61.5% interest in TerraForm Power. The remaining approximately 38.5% ownership interest was held by TerraForm Power’s public shareholders.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable Corporation:

(MILLIONS, EXCEPT AS NOTED)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Isagen(2)	The Catalyst Group	TerraForm Power(3)	Other	Total
Interests held by third parties	75-80%	43-60%	71%	76%	25%	100%	21%-30%
Place of business	North America, Brazil	North America, Brazil	North America	Colombia	North America	North America, Europe	North America, Brazil
Year ended December 31, 2017:
Revenue	$123	$318	$53	$797	$135	$147	$16	$1,589
Net income (loss)	(34)	15	13	89	47	(56)	(1)	73
Total comprehensive income (loss)	(133)	546	119	236	57	(57)	(5)	763
Net income (loss) allocated to non-controlling interests	(29)	8	9	67	12	(56)	2	13
Year ended December 31, 2018:
Revenue	$157	$322	$58	$896	$142	$815	$15	$2,405
Net income (loss)	2	21	12	331	56	215	(1)	636
Total comprehensive income (loss)	95	445	416	1,290	(16)	1,063	19	3,312
Net income (loss) allocated to non-controlling interests	1	12	8	251	14	215	1	502
As at December 31, 2018:
Property, plant and equipment, at fair value	$1,687	$4,500	$1,333	$6,665	$875	$9,163	$145	$24,368
Total assets	1,737	4,643	1,340	7,717	982	10,263	149	26,831
Total borrowings	536	1,408	346	1,744	369	5,829	40	10,272
Total liabilities	582	1,593	355	3,548	387	7,209	55	13,729
Carrying value of non-controlling interests	900	1,695	699	3,169	124	3,054	25	9,666
Year ended December 31, 2019:
Revenue	$155	$331	$46	$971	$145	$991	$24	$2,663
Net income (loss)	2	2	(1)	293	67	(205)	7	165
Total comprehensive income (loss)	61	282	155	1,007	(99)	90	9	1,505
Net income (loss) allocated to non-controlling interests	—	—	1	220	17	(205)	3	36
As at December 31, 2019:
Property, plant and equipment, at fair value	$1,713	$4,619	$1,468	$7,352	$696	$10,350	$141	$26,339
Total assets	1,754	4,746	1,478	8,403	794	11,420	147	28,742
Total borrowings	509	1,399	346	1,865	325	6,297	40	10,781
Total liabilities	569	1,565	352	3,928	342	8,155	59	14,970
Carrying value of non-controlling interests	922	1,756	806	3,395	89	3,265	25	10,258

(1)	Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)

The total third party ownership interest in Isagen as at December 31, 2019 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.4%.

(3)

The total third parties ownership interest in TerraForm Power as at December 31, 2019 was comprised of Brookfield Infrastructure Fund III: 32.6% and TerraForm Power public non-controlling interests: 38.5% and the remainder is held by Brookfield Renewable.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table summarizes certain financial information regarding Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable:

(MILLIONS)	2019	2018	2017
For the year ended December 31
Revenue	$1,303	$1,251	$1,164
Net income	350	324	74
Comprehensive income	944	1,412	355
Net income allocated to participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	11	4	—
As at December 31:
Property, plant and equipment, at fair value	$10,213	$9,516
Total assets	11,567	11,013
Total borrowings	2,641	2,521
Total liabilities	4,971	4,558
Carrying value of participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	268	273

15. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2017		$901
Acquisitions through business combinations	4	133
Foreign exchange		(86)

Balance, as at December 31, 2018		948
Foreign exchange and other(1)		1

Balance, as at December 31, 2019(2)		$949

(1)	Represents adjustments to the purchase price allocation of the assets acquired and liabilities assumed from the Saeta Yield acquisition.
(2)	Includes goodwill of $821 million in the hydroelectric segment, $66 million in the wind segment and $62 million in the solar segment.

The goodwill recorded as at December 31, 2017 was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, the company removed from the carrying value any ‘non-core’ goodwill that continues to be supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As of December 31, 2019, we performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant compared to the total balance as at December 31, 2019 and no impairment of the goodwill was recorded during the year.

16. CAPITAL MANAGEMENT

The company’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions. The company’s capital is monitored through the debt to total capitalization ratio on a consolidated basis. As at December 31, 2019 this ratio was 36% (2018: 36%).

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The company’s strategy is to maintain the measures set out in the following schedule as at December 31:

(MILLIONS)	2019	2018
Non-recourse borrowings(1)	$11,960	$11,385
Deferred income tax liabilities, net(2)	3,586	3,210
Equity
Participating non-controlling interests – in operating subsidiaries	10,258	9,666
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	268	273
Brookfield Renewable	7,348	7,285

Total capitalization	$33,420	$31,819

Debt to total capitalization	36%	36%

(1)	Excludes $84 million (2018: $53 million) of unamortized premiums and $86 million (2018: $66 million) of deferred financing fees.
(2)	Deferred income tax liabilities less deferred income tax assets.

17. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in the company’s equity-accounted investments:

(MILLIONS)	2019	2018	2017
Opening balance	$304	$184	$127
Investment	—	13	—
Share of net income	12	17	5
Share of other comprehensive income	51	97	56
Dividends received	(7)	(3)	(4)
Foreign exchange translation and other	—	(4)	—

Ending balance	$360	$304	$184

The following table summarizes gross revenues and net income of equity-accounted investments in aggregate at 100%:

(MILLIONS)	2019	2018	2017
Revenue	$103	$118	$87
Net income	24	35	10
Share of net income(1)	12	17	5

(1)	The company’s ownership interests in these entities range from 14-60%.

The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% as at December 31:

(MILLIONS)	2019	2018
Current assets	$59	$64
Property, plant and equipment, at fair value	1,043	941
Other assets	31	54
Current liabilities	(54)	(42)
Non-recourse borrowings	(358)	(394)
Other liabilities	(5)	(22)

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

18. CASH AND CASH EQUIVALENTS

The company’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2019	2018
Cash	$282	$261
Short-term deposits	22	81

	$304	$342

19. RESTRICTED CASH

The company’s restricted cash as at December 31 is as follows:

(MILLIONS)	2019	2018
Operations	$125	$101
Credit obligations	119	178
Capital expenditure and development projects	21	14

Total	265	293
Less: non-current	(104)	(168)

Current	$161	$125

20. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The company’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2019	2018
Trade receivables	$453	$427
Prepaids and others	137	146
Other short-term receivables	85	46

	$675	$619

As at December 31, 2019, 81% (2018: 82%) of trade receivables were current. The company does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2019 and 2018 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.

21. OTHER LONG-TERM ASSETS

The composition of the company’s other long-term assets as at December 31 is presented in the following table:

(MILLIONS)	Note	2019	2018
Restricted cash	19	$104	$168
Non-current receivables		10	21
Due from related parties	26	7	3
Other		13	12

		$134	$204

At December 31, 2019 and 2018, restricted cash was held primarily to satisfy lease payments and credit agreements.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

22. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The company’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2019	2018
Accounts payable	$118	$111
Operating accrued liabilities	218	222
Interest payable on non-recourse borrowings	65	84
Current portion of lease liabilities	18	—
Other	24	27

	$443	$444

23. DECOMMISSIONING LIABILITIES

The following table presents the change in the decommissioning liabilities for the company:

(MILLIONS)	2019	2018
Balance, beginning of the year	$341	$303
Acquisitions through business combinations	33	68
Reduction arising from payments/derecognition	(1)	—
Accretion	15	7
Changes in estimates	55	(35)
Foreign exchange	(1)	(2)

Balance, end of the year	$442	$341

The company has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2020 to 2046. The estimated cost of decommissioning activities is based on a third-party assessment.

24. OTHER LONG-TERM LIABILITIES

The composition of the company’s other long-term liabilities as at December 31 is presented in the following table:

(MILLIONS)	2019	2018
Pension obligations	$77	$66
Lease liability	327	—
Concession payment liability	13	15
Other	128	29

	$545	$110

25. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.

In the normal course of operations, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2019, the company had $36 million of capital expenditure commitments outstanding, of which $32 million is payable in less than one year and $4 million within two years.

The company, alongside institutional partners, entered into a commitment to invest approximately $48 million to acquire a 210 MW solar development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with the company expected to hold a 25% interest.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Contingencies

In the normal course of business, from time to time, the company is involved in legal proceedings to the ownership and operations of our fleet. In this regard, TerraForm Power is subject to litigation with respect to an earn-out payment for the acquisition of development assets that SunEdison acquired from the First Wind Sellers in 2014. This claim precedes our initial investment in TerraForm Power in 2017. Additionally, TerraForm Power is subject to litigation relating to a private placement to Brookfield Renewable and affiliates completed in 2018. We cannot predict the impact of pending litigation, nor can we predict the amount of time and expense that will be required to resolve such litigation.

The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Letters of credit issued by the company’s subsidiaries as at December 31, 2019 were $639 million (2018: $588 million).

The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Guarantees

In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

LATAM Holdco and BEP Subco Inc. (“Canada SubCo”), each a direct and indirect wholly-owned subsidiary of our company, fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, and (iv) the obligations of Brookfield Renewable under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

26. RELATED PARTY TRANSACTIONS

The company’s related party transactions are recorded at the exchange amount and are primarily with Brookfield Renewable and Brookfield.

Management Agreements

Master Services Agreement

Since inception, our parent company has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield Asset Management. The Master Services Agreement was amended in connection with the completion of the special distribution to include BEPC as a service recipient.

The company’s consolidated financial statements include general corporate expenses of the partnership which were not historically allocated to the company’s operations. These expenses relate to management fees payable to Brookfield Asset Management and direct operating costs incurred by a subsidiary of the partnership. These allocated expenses have been included as appropriate in the company’s consolidated statements of income. Key decision makers of the company are employees of the ultimate parent company who provide management services under the company’s Master Services Agreement. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect the company’s consolidated results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013)(the “Base Management Fee”). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC’s proportionate share of the Base Management Fee. BEPC’s proportionate share of the Base Management Fee will be calculated on the basis of the value of BEPC’s business relative to that of the partnership.

Relationship Agreement

Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis. The company, being a controlled subsidiary of Brookfield Renewable is entitled to the benefits and subject to certain obligations under the Relationship Agreement.

TERP Brookfield Master Services Agreement

TerraForm Power was party to a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield and certain of its affiliates, dated as of October 16, 2017. Pursuant to the TERP Brookfield Master Services Agreement, TerraForm Power paid management service costs on a quarterly basis calculated as follows:

•

For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;

•	For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and

•	Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.

For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter was a negative number, then the market capitalization value increase was deemed to be zero. TerraForm Power’s management service costs have been included in the company’s consolidated statement of income based on its historical records.

The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition.

Governance Agreement

TerraForm Power was party to a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings and any controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.

The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Asset Management that owned voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of BAM and TerraForm Power and its controlled affiliates.

On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.

The Governance Agreement was terminated after the completion of the TerraForm Power acquisition.

Power Services Agreements

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

Energy Marketing Internalization

In 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization also included the transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.

The Energy Marketing Internalization was completed during the third quarter of 2019. The Power Agency Agreements, Energy Marketing Agreement and certain revenue agreements discussed below were transferred by Brookfield to Brookfield Renewable in connection to the Energy Marketing Internalization.

Power Agency Agreements

Certain subsidiaries of the company entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.

On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.

Energy Marketing Agreement

Brookfield had agreed to provide energy marketing services to the company. Under this Agreement, the company paid an annual energy marketing fee commensurate to the services received. See Note 7 – Direct operating costs. On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.

Other Agreements

Energy Revenue Agreement

In 2011, an agreement was entered into between Brookfield and several entities in the United States owned by the company. Brookfield supported the price that the company receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. In 2018, the parties entered into a further agreement which effectively amends the term to automatically renew until 2046 and provides Brookfield the right to terminate the agreement in 2036.

Other Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to Brookfield Renewable.

In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to the company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.

Sponsor Line Agreement

TerraForm Power entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”) on October 16, 2017. The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit to making LIBOR loans to the company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). TerraForm Power may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the company is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.

TerraForm Power is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances, TerraForm Power may be required to prepay amounts outstanding under the Sponsor Line.

During the year ended December 31, 2018, TerraForm Power made two draws on the Sponsor Line totaling $86 million that were used to fund part of the purchase price of the acquisition of Saeta and repaid such amounts in full. As of December 31, 2019, and December 31, 2018, respectively, there were no amounts drawn under the Sponsor Line.

The sponsor line was terminated upon the completion of the TerraForm Power acquisition.

TERP Relationship Agreement

TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield, which governed certain aspects of the relationship between Brookfield and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield agreed that TerraForm Power will serve as the primary vehicle through which Brookfield and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.

TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield during the years ended December 31, 2019, 2018 and 2017.

The TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition.

TERP Registration Rights Agreement

TerraForm Power also entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and Brookfield and its affiliates, on the other hand, with respect to the registration for resale of all or a part of TerraForm Power’s common stock held by Brookfield or any of its affiliates that become party to the TERP Registration Rights Agreement.

On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.

The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition.

New Terra LLC Agreement

TerraForm Power and BRE Delaware Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TerraForm Power’s common stock and a second distribution threshold of $1.05 per share of TerraForm Power’s common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC were to be distributed on a quarterly basis as follows:

•	first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;

•

second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power’s common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power common stock) if such amount were distributed to all holders of shares of TerraForm Power common stock;

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

•

third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power’s common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power’s common stock) if such amount were distributed to all holders of shares of TerraForm Power’s common stock; and

•	thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.

TerraForm Power made no IDR payments during the years ended December 31, 2019, 2018 and 2017.

The New Terra LLC Agreement was amended upon the completion of the TerraForm Power acquisition to remove TerraForm Power, LLC’s obligations to make IDR payments.

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the years ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$387	$300	$319
Direct operating costs
Energy purchases	$(10)	$(11)	$(13)
Energy marketing & other services	(26)	(39)	(34)
Insurance expense(1)	(18)	(17)	(15)

	$(54)	$(67)	$(62)
Interest expense
Interest expense	$(4)	$(9)	$(11)
Management service costs
Management service agreement	$(109)	$(71)	$(63)

(1)

Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of the company. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2019 were $1 million (2018: less than $1 million).

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2019	2018
Current assets
Due from related parties
Amounts due from	Brookfield	$20	$2
	Brookfield Renewable	156	273
	Equity-accounted investments and other	6	6

		$182	$281
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$7	$3
Current liabilities
Due to related parties
Amounts due to	Brookfield	$19	$12
	Brookfield Renewable	179	86
	Equity-accounted investments and other	3	9

		$201	$107
Non-current liabilities
Due to related parties
Amounts due to	Equity-accounted investments and other	$2	$—

Current assets

Amounts due from Brookfield and Brookfield Renewable are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield and Brookfield Renewable are unsecured, payable on demand and relate to recurring transactions.

27. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(44)	$(20)	$(24)
Accounts payable and accrued liabilities	(6)	—	(112)
Other assets and liabilities	26	(13)	45
Settlement of TerraForm Power special distribution	—	—	(285)

	$(24)	$(33)	$(376)

28. SUBSEQUENT EVENTS

In February 2020, the company, through its subsidiary TerraForm Power, completed the acquisition of a portfolio of two concentrated solar power facilities located in Spain with a consolidated nameplate capacity of approximately 100 MW for a total purchase price of approximately €117 million (approximately $128 million as of the date of the acquisition). These facilities are regulated under the Spanish framework for renewable power, with approximately 19 years of remaining regulatory life.

In March 2020, the company, together with institutional partners, completed the acquisition of 278 MW of development solar assets in Brazil with the company holding a 25% interest.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

In October 2020, the company, through its subsidiary TerraForm Power, completed the sale of a gross 40% equity interest in an 852 MW wind portfolio in the United States for total proceeds of $264 million ($90 million net to the company).

In October 2020, the company, together with institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $46 million, which are targeted for commercial operations in early 2023. The company holds a 25% economic interest.

In October 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). The company did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units.

In November 2020, the company completed the buyout of the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to the company).

In November 2020, the company announced a three-for-two split of BEPC’s outstanding shares.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Formation of BEPC

Prior to the completion of the special distribution on July 30, 2020, BEPC acquired the Business.

On July 30, 2020, the partnership completed the special distribution whereby holders of LP units as of July 27, 2020 (the “Record Date”) received one Class A exchangeable subordinated voting share of BEPC (“exchangeable share”) for every four LP units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the exchangeable shares to all the holders of its equity units and to its general partner. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million exchangeable shares and (ii) the partnership received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, but prior to the TerraForm Power acquisition, (i) holders of LP units held approximately 42.8% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of the exchangeable shares and class B shares. Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company.

Prior to the completion of the special distribution, BEPC entered into the following agreements:

i) Credit Support

Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

ii) Subordinated Credit Facilities

BEPC entered into two credit agreements with the partnership, one as borrower and one as lender, which we refer to as the Subordinated Credit Facilities, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within Brookfield Renewable. One credit facility will permit BEPC to borrow up to $1.75 billion from the partnership and the other will constitute an operating credit facility that will permit the partnership to borrow up to $1.75 billion from BEPC. The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans.

iii) Equity Commitment Agreement

The partnership provided BEPC an equity commitment in the amount of $1 billion. The equity commitment may be called by BEPC in exchange for the issuance of a number of class C shares to the partnership, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board of directors. The rationale for the equity commitment is to provide the company with access to equity capital on an as-needed basis and to maximize our flexibility. Pursuant to the equity commitment, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date the company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares.

iv) Management Services Agreement

Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to the company pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though BEPC will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC’s proportionate share of the Base Management Fee (as defined below). BEPC’s proportionate share of the Base Management Fee (as defined below) will be calculated on the basis of the value of BEPC’s business relative to that of the partnership. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.

v) BEPC Voting Agreements

BEPC entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.

vi) Registration Rights Agreement

BEPC entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which BEPC agreed that, upon the request of Brookfield Asset Management, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any exchangeable shares held by Brookfield. BEPC has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement or prospectus.

Acquisition of TerraForm Power

On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019

received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.

After giving effect to the special distribution and the TerraForm Power acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.

Concurrent with the closing of the TerraForm Power acquisition, Brookfield and the partnership entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TerraForm Power common stock held by the partnership and its affiliates, other than BEPC, including the authority to direct the election of the directors of TerraForm Power. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.

Brookfield Renewable Corporation	Consolidated Financial Statements and Notes	December 31, 2019
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